Exhibit 99.1

Trina Solar Limited Special Committee Engages Advisors

CHANGZHOU, China, January 6, 2016 — Trina Solar Limited (“Trina Solar” or the “Company”) (NYSE: TSL), a global leader in photovoltaic (“PV”) modules, solutions and services, today announced that the special committee (the “Special Committee”) of the Company’s board of directors (the “Board”) has retained Citigroup Global Markets Inc. as its financial advisor and Kirkland & Ellis as its international legal counsel in connection with the Special Committee’s review and evaluation of the previously announced non-binding “going private” proposal that the Board received on December 12, 2015 and any potential alternatives.

The Board cautions the Company’s shareholders and others considering trading in the Company’s securities that no decision has been made on the response to the proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About Trina Solar Limited

Trina Solar Limited (NYSE: TSL) is a global leader in PV modules, solutions and services. Founded in 1997 as a PV system integrator, Trina Solar today drives smart energy together with installers, distributors, utilities and developers worldwide. The Company’s industry-leading position is based on innovation excellence, superior product quality, vertically integrated capabilities and environmental stewardship. For more information, please visit www.trinasolar.com.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will”, “may”, “expect”, “anticipate”, “aim”, “intend”, “plan”, “believe”, “estimate”, “potential”, “continue” and other similar statements. All statements, other than statements of historical fact, in this announcement are forward-looking statements.

These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For further information, please contact:

Trina Solar Limited	Christensen IR
Teresa Tan, CFO	Linda Bergkamp
Phone: +1 480 614 3014 (US)
Email: teresa.tan@trinasolar.com	Email: lbergkamp@ChristensenIR.com

Yvonne Young
Investor Relations Director
Phone: + (86) 519-8517-6878
(Changzhou)
Email: ir@trinasolar.com